SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. _____)*

BIRCH BRANCH, INC.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

09068B204

(CUSIP Number)

Jeffrey A. Rinde, Esq.
Blank Rome LLP
405 Lexington Avenue
New York, New York 10174
212-885-5335

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

June 28, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

.
CUSIP No. 09068B204

1.	NAMES OF REPORTING PERSONS. XINSHUN WANG
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A) ☐ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
Number of	7.	SOLE VOTING POWER N/A
Shares Beneficially owned by	8.	SHARED VOTING POWER 23,869,547
Each Reporting Person With	9.	SOLE DISPOSITIVE POWER N/A
	10.	SHARED DISPOSITIVE POWER 23,869,547
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,869,547
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 74.5%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 2 of 9 Pages

CUSIP No. 09068B204

1.	NAMES OF REPORTING PERSONS. SHUN CHENG HOLDINGS LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A) ☐ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
Number of	7.	SOLE VOTING POWER 14,799,421
Shares Beneficially owned by	8.	SHARED VOTING POWER N/A
Each Reporting Person With	9.	SOLE DISPOSITIVE POWER 14,799,421
	10.	SHARED DISPOSITIVE POWER N/A
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,799,421
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.2%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Page 3 of 9 Pages

Item 1.  Security and Issuer

This Schedule 13D relates to shares of the Common Stock, no par value, of Birch Branch, Inc. (the “Issuer”).  The principal executive office of the Issuer is located at Henan Province, Anyang County, Cai Cun Road Intersection, Henan Shuncheng Group Coal Coke Co., Ltd. (New Building), China  455141.

Item 2.  Identity and Background

(a)-(c) This statement is being filed jointly by Wang Xinshun, Chairman of the Board of Directors of the Issuer (“Mr. Wang”), and Shun Cheng Holdings Limited (“Shun Cheng,” together with Mr. Wang, the “Reporting Persons”).  The business address of Mr. Wang is Henan Province, Anyang County, Cai Cun Road Intersection, Henan Shuncheng Group Coal Coke Co., Ltd. (New Building), China  455141.  The business address of Shun Cheng is PO Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands  1565898.  Mr. Wang exercises shared voting and dispositive power over the shares of Shun Cheng as described in more detail in Item 4 below.  Shun Cheng’s principal business is to hold various investments.

(d)-(e) During the last five (5) years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Wang is a citizen of the People’s Republic of China.  Shun Cheng is a company organized under the laws of the British Virgin Islands.

Item 3.  Source and Amount of Funds or Other Consideration

Mr. Wang could be deemed to exercise shared voting and dispositive power over the shares of Common Stock subject of this Schedule 13D, including the shares of Shun Cheng, pursuant to the terms of the Call Option Agreements (as defined below) described in more detail in Item 4 below, upon satisfaction of certain conditions.  Shun Cheng received the shares of Common Stock subject of this Schedule 13D pursuant to the terms of the Share Exchange Agreement (as defined below) described in more detail in Item 4 below.

Item 4.  Purpose of Transaction

On June 28, 2010, pursuant to the terms of a Share Exchange Agreement, dated May 14, 2010 (and amended on June 28, 2010) (the “Share Exchange Agreement”), by and among the Issuer, Timothy Brasel, Brasel Family Partners LTD, LaMirage Trust, Mathis Family Partners, LTD, Lazzeri Family Trust, Hu Qingying, Ong Hock Seng and SCM Capital LLC (collectively, the “Issuer Principal Shareholders”), and Shun Cheng, Wanjinlin International Investment Group Limited, Jinmao Investment Group Limited, USA Wall Street Capital United Investment Group Limited, Global Chinese Alliance Development Ltd., USA International Finance Consulting Group Ltd., Golden Hill International Investment Group Limited, Fuhai International Investment Group Limited, Renhe International Investment Group Limited, Fuyutai International Investment Group Limited, and Kangchen International Investment Group Limited (collectively, the “Shun Cheng HongKong Shareholders”), and Shun Cheng Holdings HongKong Limited, a Hong Kong company (“Shun Cheng HongKong”), the Issuer acquired all of the issued and outstanding shares of Shun Cheng HongKong from the Shun Cheng HongKong Shareholders in exchange for the issuance by the Issuer to the Shun Cheng HongKong Shareholders of an aggregate of 30,233,750 newly-issued shares of the Issuer’s Common Stock (the “Share Exchange”), which, upon completion of the transactions contemplated by the Share Exchange Agreement, constituted approximately 95% of the Issuer’s issued and outstanding shares of Common Stock.  Upon consummation of the Share Exchange, Shun Cheng HongKong became a wholly-owned subsidiary of the Issuer.

Page 4 of 9 Pages

The foregoing description of the Share Exchange Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Share Exchange Agreement and amendment thereto, attached as Exhibits 99.1 and 99.2 to this Schedule 13D.

In connection with the Share Exchange, Timothy Brasel, the former sole officer and sole director of the Issuer resigned from these positions (with the resignation as director to take effect on the 10th day following the mailing on July 2, 2010 of a Schedule 14F Information Statement to the shareholders of the Issuer (the “Effective Date”)) and the Issuer appointed Mr. Wang as Chairman of the Board effective on the closing date of the Share Exchange.  In addition, a new Chief Executive Officer and Chief Operating Officer were appointed as of the closing date of the Share Exchange and four new directors, including the new Chief Executive Officer and Chief Operating Officer, were appointed as directors effective as of the Effective Date.

Mr. Wang and the sole shareholder of Shun Cheng and various shareholders of other Shun Cheng HongKong Shareholders are parties to call option agreements, dated as of May 14, 2010 (collectively, the ‘‘Call Option Agreements’’), pursuant to which Mr. Wang will be entitled to purchase up to 100% of the issued and outstanding shares of (i) Shun Cheng and (ii) such other Shun Cheng HongKong Shareholders, at a price of $0.0001 per share for a period of five years upon satisfaction of certain conditions.  Upon completion of the Share Exchange, Shun Cheng and such shareholders of other Shun Cheng HongKong Shareholders owned in the aggregate approximately 74.5% of the Issuer’s issued and outstanding shares of Common Stock.  Under the Call Option Agreements, Mr. Wang also acquired the exclusive right to exercise all of the voting rights in respect of the shares of Shun Cheng and the other Shun Cheng HongKong Shareholders subject to the agreements.  The foregoing description of the Call Option Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Call Option Agreements, attached as Exhibits 99.3, 99.4, 99.5, 99.6, 99.7, 99.8 and 99.9 to this Schedule 13D.

The Reporting Persons intend to continuously review their investment in the Issuer, and may in the future determine (i) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by them or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D.  Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters.  In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its business generally; other business opportunities available to the Reporting Persons; developments with respect to the business of the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

Other than as provided herein, and except as contained in the agreements filed as exhibits to this Schedule 13D or as has been publicly announced by the Issuer or the Reporting Persons, the Reporting Persons do not have and, to the best of their knowledge, none of their directors or officers, as applicable, have, any plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of Issuer

(a) As of the date of this Schedule 13D, the Issuer has 32,047,222 shares of Common Stock outstanding.  Mr. Wang could be deemed to be the beneficial owner of 23,869,547 shares of Common Stock, inclusive of the 14,799,421 shares of Common Stock beneficially owned by Shun Cheng.  As a result, Mr. Wang may be deemed to beneficially own 74.5% of the outstanding Common Stock of the Issuer and Shun Cheng may be deemed to beneficially own 46.2% of the outstanding Common Stock of the Issuer.  Shun Cheng directly beneficially owns 14,799,421 shares of Common Stock.  Mr. Wang, through the Call Option Agreements described in more detail in Item 4 above, could be deemed to have indirect beneficial ownership of the shares of Common Stock to which this Schedule 13D relates, including those shares of Common Stock directly beneficially owned by Shun Cheng.

Page 5 of 9 Pages

(b) Mr. Wang has shared voting and dispositive power with respect to 23,869,547 shares of Common Stock of the Issuer, including the 14,799,421 shares of Common Stock of the Issuer over which Shun Cheng shares voting and dispositive power.

(c) Other than as described in this Schedule 13D, the Reporting Persons have not effected any transaction in the Common Stock during the past 60 days.

(d) The Reporting Persons affirm that no person other than the Reporting Persons or the other parties to the Call Option Agreements has the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by the Reporting Persons.

(e) It is inapplicable for the purposes hereof to state the date on which the Reporting Persons ceased to be the owners of more than five percent of the Common Stock.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

For a summary description of the Share Exchange Agreement and the Call Option Agreements, see Item 4, above.  Other than the Share Exchange Agreement and the Call Option Agreements, the Reporting Persons are not aware of any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to the securities of the Issuer required to be described herein.

Item 7.  Material to Be Filed as Exhibits

1	Agreement dated July 8, 2010 between the Reporting Persons relating to the filing of a joint statement pursuant to Rule 13d-1(k)(1).
99.1
Share Exchange Agreement, dated May 14, 2010, by and among Birch Branch, Inc., Timothy Brasel, Brasel Family Partners LTD, LaMirage Trust, Mathis Family Partners, LTD, Lazzeri Family Trust, Hu Qingying, Ong Hock Seng and SCM Capital LLC, Shun Cheng Holdings Limited, Wanjinlin International Investment Group Limited, Jinmao Investment Group Limited, USA Wall Street Capital United Investment Group Limited, Global Chinese Alliance Development Ltd., USA International Finance Consulting Group Ltd., Golden Hill International Investment Group Limited, Fuhai International Investment Group Limited, Renhe International Investment Group Limited, Fuyutai International Investment Group Limited, and Kangchen International Investment Group Limited, and Shun Cheng Holdings HongKong Limited (incorporated by reference to Exhibit 2.1 to Birch Branch, Inc.’s Current Report on Form 8-K (File No. 000-50936) filed on May 20, 2010).

99.2
Amendment No. 1 to the Share Exchange Agreement dated June 28, 2010 by and among Birch Branch, Inc., Timothy Brasel, Brasel Family Partners LTD, LaMirage Trust, Mathis Family Partners, LTD, Lazzeri Family Trust, Hu Qingying, Ong Hock Seng, SCM Capital LLC and Jim Gu, Shun Cheng Holdings Limited, Wanjinlin International Investment Group Limited, Jinmao Investment Group Limited, USA Wall Street Capital United Investment Group Limited, Global Chinese Alliance Development Ltd., USA International Finance Consulting Group Ltd., Golden Hill International Investment Group Limited, Fuhai International Investment Group Limited, Renhe International Investment Group Limited, Fuyutai International Investment Group Limited, and Kangchen International Investment Group Limited, and Shun Cheng Holdings HongKong Limited (incorporated by reference to Exhibit 2.2 to Birch Branch, Inc.’s Current Report on Form 8-K (File No. 000-50936) filed on July 2, 2010).

99.3
Call Option Agreement entered into as of May 14, 2010 between Wang Xinshun and Min YuXiang (incorporated by reference to Exhibit 10.10 to Birch Branch, Inc.’s Current Report on Form 8-K (File No. 000-50936) filed on July 2, 2010).

Page 6 of 9 Pages

99.4
Call Option Agreement entered into as of May 14, 2010 between Wang Xinshun and Li Yuet Har (incorporated by reference to Exhibit 10.11 to Birch Branch, Inc.’s Current Report on Form 8-K (File No. 000-50936) filed on July 2, 2010).

99.5
Call Option Agreement entered into as of May 14, 2010 between Wang Xinshun and Wong Po Lok (incorporated by reference to Exhibit 10.12 to Birch Branch, Inc.’s Current Report on Form 8-K (File No. 000-50936) filed on July 2, 2010).

99.6
Call Option Agreement entered into as of May 14, 2010 between Wang Xinshun and Tang Ching Kai (incorporated by reference to Exhibit 10.13 to Birch Branch, Inc.’s Current Report on Form 8-K (File No. 000-50936) filed on July 2, 2010).

99.7
Call Option Agreement entered into as of May 14, 2010 between Wang Xinshun and Tang Hing On (incorporated by reference to Exhibit 10.14 to Birch Branch, Inc.’s Current Report on Form 8-K (File No. 000-50936) filed on July 2, 2010).

99.8
Call Option Agreement entered into as of May 14, 2010 between Wang Xinshun and Tang Pak Chuen (incorporated by reference to Exhibit 10.15 to Birch Branch, Inc.’s Current Report on Form 8-K (File No. 000-50936) filed on July 2, 2010).

99.9
Call Option Agreement entered into as of May 14, 2010 between Wang Xinshun and Makarov Sergey (incorporated by reference to Exhibit 10.16 to Birch Branch, Inc’s Current Report on Form 8-K (File No. 000-50936) filed on July 2, 2010).

Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

/s/ Xinshun Wang
Xinshun Wang

SHUN CHENG HOLDINGS LIMITED

By:	/s/ Feng Wang
	Name:	Feng Wang
	Title:	Director

Page 8 of 9 Pages

EXHIBIT INDEX

1	Agreement dated July 8, 2010 between the Reporting Persons relating to the filing of a joint statement pursuant to Rule 13d-1(k)(1).
99.1
Share Exchange Agreement, dated May 14, 2010, by and among Birch Branch, Inc., Timothy Brasel, Brasel Family Partners LTD, LaMirage Trust, Mathis Family Partners, LTD, Lazzeri Family Trust, Hu Qingying, Ong Hock Seng and SCM Capital LLC, Shun Cheng Holdings Limited, Wanjinlin International Investment Group Limited, Jinmao Investment Group Limited, USA Wall Street Capital United Investment Group Limited, Global Chinese Alliance Development Ltd., USA International Finance Consulting Group Ltd., Golden Hill International Investment Group Limited, Fuhai International Investment Group Limited, Renhe International Investment Group Limited, Fuyutai International Investment Group Limited, and Kangchen International Investment Group Limited, and Shun Cheng Holdings HongKong Limited (incorporated by reference to Exhibit 2.1 to Birch Branch, Inc.’s Current Report on Form 8-K (File No. 000-50936) filed on May 20, 2010).

99.2
Amendment No. 1 to the Share Exchange Agreement dated June 28, 2010 by and among Birch Branch, Inc., Timothy Brasel, Brasel Family Partners LTD, LaMirage Trust, Mathis Family Partners, LTD, Lazzeri Family Trust, Hu Qingying, Ong Hock Seng, SCM Capital LLC and Jim Gu, Shun Cheng Holdings Limited, Wanjinlin International Investment Group Limited, Jinmao Investment Group Limited, USA Wall Street Capital United Investment Group Limited, Global Chinese Alliance Development Ltd., USA International Finance Consulting Group Ltd., Golden Hill International Investment Group Limited, Fuhai International Investment Group Limited, Renhe International Investment Group Limited, Fuyutai International Investment Group Limited, and Kangchen International Investment Group Limited, and Shun Cheng Holdings HongKong Limited (incorporated by reference to Exhibit 2.2 to Birch Branch, Inc.’s Current Report on Form 8-K (File No. 000-50936) filed on July 2, 2010).

99.3
Call Option Agreement entered into as of May 14, 2010 between Wang Xinshun and Min YuXiang (incorporated by reference to Exhibit 10.10 to Birch Branch, Inc.’s Current Report on Form 8-K (File No. 000-50936) filed on July 2, 2010).

99.4
Call Option Agreement entered into as of May 14, 2010 between Wang Xinshun and Li Yuet Har (incorporated by reference to Exhibit 10.11 to Birch Branch, Inc.’s Current Report on Form 8-K (File No. 000-50936) filed on July 2, 2010).

99.5
Call Option Agreement entered into as of May 14, 2010 between Wang Xinshun and Wong Po Lok (incorporated by reference to Exhibit 10.12 to Birch Branch, Inc.’s Current Report on Form 8-K (File No. 000-50936) filed on July 2, 2010).

99.6
Call Option Agreement entered into as of May 14, 2010 between Wang Xinshun and Tang Ching Kai (incorporated by reference to Exhibit 10.13 to Birch Branch, Inc.’s Current Report on Form 8-K (File No. 000-50936) filed on July 2, 2010).

99.7
Call Option Agreement entered into as of May 14, 2010 between Wang Xinshun and Tang Hing On (incorporated by reference to Exhibit 10.14 to Birch Branch, Inc.’s Current Report on Form 8-K (File No. 000-50936) filed on July 2, 2010).

99.8
Call Option Agreement entered into as of May 14, 2010 between Wang Xinshun and Tang Pak Chuen (incorporated by reference to Exhibit 10.15 to Birch Branch, Inc.’s Current Report on Form 8-K (File No. 000-50936) filed on July 2, 2010).

99.9
Call Option Agreement entered into as of May 14, 2010 between Wang Xinshun and Makarov Sergey (incorporated by reference to Exhibit 10.16 to Birch Branch, Inc’s Current Report on Form 8-K (File No. 000-50936) filed on July 2, 2010).

Page 9 of 9 Pages

JOINT FILING AGREEMENT

This will confirm the agreement by and between the undersigned that the statement on Schedule 13D (the “Schedule 13D”) filed on or about this date, including any future amendments thereto, relating to the shares subject of the Schedule 13D is being or will be, as applicable, filed on behalf of the undersigned.

Each of the undersigned hereby acknowledges that pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, that each person on whose behalf the statement on Schedule 13D is filed is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; and that such person is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

This Agreement may be executed in one or more counterparts by each of the undersigned, and each of which, taken together, shall constitute one and the same instrument.

Date:  July 8, 2010

/s/ Xinshun Wang
Xinshun Wang

SHUN CHENG HOLDINGS LIMITED

By:	/s/ Feng Wang
	Name:	Feng Wang
	Title:	Director